October 5, 2010                                                                Via Edgar

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
450th Fifth Street
Washington, D.C.  20549-0405

Re:	Schweitzer-Mauduit International, Inc.
Comment Letter from the Securities and Exchange Commission dated September 21, 2010
Form 10-K for the Fiscal Year ended December 31, 2009 filed March 8, 2010
Definitive Proxy Statement on Schedule 14A filed March 8, 2010
File No. 001-13948

Dear Mr. Reynolds:

Attached is the response of Schweitzer-Mauduit International, Inc. (the “Company” or “registrant” or “SWM”) to the Securities and Exchange Commission's (the “Commission” or “Staff”) comments on the above identified disclosure documents filed by the Company. We have attempted to fully respond and to provide information that would assist in more fully understanding our disclosures.  The terms “we,” “us” and “our” in the responses refer to the Company.

The Company's responses to the Commission's comments follow in the same order set forth in your September 21, 2010 letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 30

Year Ended December 31, 2009 Compared with the Year Ended December 31, 2008, page 30

Net Sales, page 30

1.
We note your response to comment two of our letter dated May 27, 2010. Please describe to us the extent of the services being provided by certain employees at the Malaucène facility at December 31, 2009 and continuing into fiscal 2010 that you considered run-off operations, and tell us if these services are still being provided.

As of December 31, 2009, employees at the Malaucène facilities consisted of 26 union representatives who were negotiating terms of severance benefits for themselves and others, including several active, non-union employees.  The active employees consisted of the plant manager as well as other employees performing functions such as sales and shipment of remaining inventories and equipment, processing invoices and accounting transactions, securing the buildings and properties, administering payroll and organizing and attending union meetings.  Such functions continued during the first and second quarters of fiscal 2010 and during a portion of the third quarter of fiscal 2010.  These remaining non-union employees were severed or transferred to other Company subsidiaries during the third quarter of fiscal 2010, and actions were filed to dismiss union representatives that are protected by French social regulations from dismissal.  The union representatives remain while we await approval of our actions to dismiss them, but they are no longer performing any services for the Company.  As such, the Company has concluded that run-off operations have now ceased in the third quarter, and we are preparing to present Malaucène as a discontinued operation as of September 30, 2010 in our third quarter 2010 Form 10-Q.

2.
We note in your response to comment two of our letter dated May 27, 2010 that the Malaucène mill should not be reported as discontinued operations as of December 31, 2009 since the assets had not been disposed of by abandonment. We also note on page 25 that you closed the finished tipping mill in Malaucène, France in the fourth quarter of 2009, and in Ex 99.1 to your May 5, 2010 Form 8-K that your Malaucène facility is no longer operating. Please explain to us how you considered FASB ASC 360-10-35-47 as it appears to us that this facility ceases to be used based on your public disclosures.

Production at the Malaucène mill ceased during the fourth quarter of 2009.  The disclosures in both the Form 10-K on page 25 and in Ex 99.1 to the May 5, 2010 Form 8-K referred to the shut-down of the mill’s production lines. FASB ASC 205-20 defines a component of an entity as “operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.” While the mill’s production lines had been shut down, other assets within the component continued to be used into the third quarter of 2010. Ancillary or run-off operations at Malaucène’s facilities discussed in response to comment number one above continued into the third quarter of fiscal 2010.  In addition, the office facilities continued to be used as of December 31, 2009, and into the third quarter of 2010; therefore, we did not meet the requirements of FASB ASC 360-10-35-47, which states that an asset can be considered disposed of when it ceases to be used.  We have met those requirements during the third quarter of 2010 and will present Malaucène as a discontinued operation in our third quarter 2010 Form 10-Q.

We also considered the transition guidance in EITF Topic No. D-104, “Clarification of Transition Guidance in Paragraph 51 of FASB Statement No. 144” which states when “a component of an entity will be abandoned through the liquidation or run-off of operations, that component should not be reported as a discontinued operation in accordance with ASC 205-20 until all operations, including run-off operations, cease.” Accordingly, since ancillary operations continued and the office facilities continued to be used, we concluded that Malaucène did not meet the criteria to be considered disposed of through abandonment at December 31, 2009, March 31, 2010 or June 30, 2010 and therefore did not meet the criteria to be reported as discontinued operations.

Schedule 14A, filed March 8, 2010

3.
We note the draft disclosure provided to us on September 10, 2010 related to prior comment seven from our letter dated May 27, 2010. Please revise the relevant footnotes to your Summary Compensation and Grants of Plan Based Awards tables to indicate that you are presenting the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.  Also, please advise us how you considered Instruction 3 to Item 402(c)(2)(v).

We will add references in future filings to FASB ASC Topic 718 in each of the relevant footnotes to the Summary Compensation and Grants of Plan Based Awards tables as set forth in the proforma tables attached to this response.

A two-year incentive compensation award opportunity under the Restricted Stock Plan for years 2009 - 2010 was granted in February 2009 resulting in a situation where the award opportunity was granted and at least one year’s performance against that opportunity was earned in the same year.  Actual performance against 2009 objectives and the associated award earned in 2009 (but confirmed in 2010) were known as of the date we filed our 2010 proxy statement and that award was “banked” through the issuance of restricted shares with a one-year delay in vesting. However, that banked award was not calculated and finally determined until after December 31, 2009 when full-year results were audited and the banked award remains subject to a condition of continued employment that will not be fully satisfied until March 2011.  Under these circumstances, a technical reading of Instruction 3 to Item 402(c) (2)(v) and (vi) would require disclosure of only a projection of the earn-out considered to be most probable as of the Grant Date and the disclosure would not reflect the actual award earned in 2009, even though the actual award earned was known as of the date of filing the proxy statement. Nor would the actual award earned and calculated be disclosed to shareholders in any of the other compensation tables until we file our next proxy statement in March 2011.  We interpreted the principle underlying the required disclosure to be the disclosure of the actual award earned in 2009, and we reported that information in Column (e) of the Summary Compensation Table. We also reported an estimate of the probable award earn-out for year 2010 in the Grants of Plan Based Awards Table as providing the most timely and meaningful information to shareholders.

In light of the Staff’s comment number 3 and comment number 4 to our revised proforma tables, we will in any similar circumstance in the future report in Column (e) of the Summary Compensation Table and Column (l) of the Grants of Plan Based Awards table the projected award earn-out value deemed most probable as of the Grant Date calculated in accordance with FASB ASC Topic 718, as reflected in the proforma Summary Compensation table and Grants of Plan Based Awards table attached hereto as Exhibit 1 and Exhibit 2, respectively.

4.
In reviewing your proposed disclosure it was unclear to us why the total amounts reported under Grant Date Fair Market Value of Stock Awards in your Grants of Plan Based Awards tables were inconsistent with the amounts disclosed under Stock Awards in the 2009 Summary Compensation table. Please revise or advise.

Column (e) in the Summary Compensation table reflected the amount of the award earned in 2009 based on actual performance against 2009 objectives, which award was subject only to the condition of further employment through March 2011. Column (l) of the Grants of Plan Based Awards table reflected the award earn-out deemed to be most probable for year 2010 as of the Grant Date calculated in accordance with FASB ASC Topic 718.  The reasons why we took this approach in the proforma tables provided on September 10, 2010 are explained in our response to comment 3.  In light of the Staff’s comments, we will revise our future disclosures to disclose the award earn-out deemed most probable as of the Grant Date for all years of an award cycle calculated in accordance with FASB ASC Topic 718 in both Column (e) of the Summary Compensation Table and Column (l) of the Grants of Plan Based Awards table, as set forth in the proforma tables attached hereto.

*           *           *           *           *
We are hopeful that this letter resolves the Staff’s concerns with regard to these comments.  If it does not, we would appreciate the opportunity to discuss the comments with you.  Please call me at (770) 569-4278 to arrange for a mutually convenient time to discuss the Company’s response and any additional questions that the Commission may have.

Sincerely,

/s/ John W. Rumely, Jr.

John W. Rumely, Jr.
Secretary and General Counsel

Exhibit 1
Summary Compensation

The executive compensation information reported in the Summary Compensation Table set forth below is for services rendered to the Company and its subsidiaries commencing on January 1, 2009 and ending on December 31, 2009, the last day of the Company’s 2009 fiscal year. All compensation earned in the 2009 fiscal year is reported in that year without regard to when actually paid by the Company or deferred by the recipient and therefore not technically received by the recipient in the 2009 fiscal year.

2009 Summary Compensation Table

Name and Principal Position(a)	Year(b)	Salary ($)(c)	Bonus ($)(d)	Stock Awards ($)(e)(1)	Non-Equity Incentive Plan Compensation ($)(g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(h)	All Other Compensation ($)(i)	Total ($)(j)
Frédéric P. Villoutreix	2009	685,000	35,863	2,329,000	988,969	0	38,187	5,343,450
Chief Executive Officer(2)	2008	488,501	36,860	0	69,565	0	284,433	879,359
	2007	439,410	36,618	682,235	225,967	0	286,062	1,670,292

Peter J. Thompson	2009	335,000	0	603,0000	278,887	5,336	35,885	1,585,985
Treasurer, Chief Financial and Strategic	2008	325,000	2,126	0	84,240	5,769	44,206	461,341
Planning Officer(3)	2007	312,000	0	353,131	144,472	5,717	31,486	846,806

Torben Wetche	2009	27,917	0	0	0	0	275,565	303,482
Chief Financial Officer and Treasurer(4)	2008	153,448	0	97,350	30,131	0	13,906	294,835

Michel Fievez	2009	440,390	53,053	526,314	311,226	0	138,195	1,592,720
President–European Operations(5)	2008	382,085	815	0	76,230	0	16,702	475,832

Otto R. Herbst	2009	426,030	0	966,000	437,745	0	45,114	2,400,153
Chief Operating Officer(6)	2008	354,430	2,105	0	130,128	0	100,551	587,214
	2007	335,000	0	289,326	180,900	0	175,264	980,490

Wilfred A. Martinez(7)	2009	290,000	0	348,000	206,480	0	113,696	1,153,274
President - Americas

(1)
Values for the Restricted Stock Plan Performance Share award for the 2009-2010 award cycle are estimates of the award value deemed most probable to be earned in the 2009-2010 award cycle calculated in accordance with FASB ASC Topic 718 based on a February 12, 2009 grant date and a grant date share price of $18.57. The probable outcome as of the grant date was considered to be performance at the target award level.  Other assumptions underlying the valuation were a share price multiplier of 1.0, no increase in 2010 base salary and performance against objectives in line with the 2009 and 2010 budget projections. No adjustments for changes in exchange rates or in the long-term incentive compensation multiples over the two-year award period were considered.  Utilizing these same assumptions, the maximum award values that might be earned by each of the Named Executive Officers for the full two-year cycle are: Frederic Villoutreix ($4,658,000), Peter Thompson ($1,206,000), Michel Fievez ($1,052,628) converted from euros to U.S. dollars at the 12/31/2009 exchange rate of 1.517, Otto Herbst ($1,932,000) and Wilfred Martinez ($696,000). Depending on 2010 performance against objectives the Named Executive Officers could earn zero additional value or up to one-half of the maximum potential earnings noted above, excluding the effect of a share price multiplier. The Named Executive Officer forfeits all shares, including those that have been banked for 2009, if he is not actively employed by the Company at the completion of the full-award cycle at the end of fiscal year 2010, except in very limited circumstances which include death or permanent disability. The share price multiplier is calculated by multiplying the base shares by the current share price/average base share price to determine the number of shares earned in a performance year subject to the limitation that the result of the ratio of the current share price/the average base share price shall not be less than 50% nor more than 200% of the current share price and, if it is, the share prices shall be set at the 50% floor or the 200% ceiling, as applicable.

(2)
Mr. Villoutreix was the Chief Operating Officer from February 2006-December 2008.  On January 1, 2009 he became the Chief Executive Officer.  Column (d): Year 2008 includes a completion bonus of $32,973 and a one time bonus of $3,887 equal to the amount of dividends that participants who earned Restricted Stock Plan Share awards would have earned had the shares earned been issued by the February 18, 2008 dividend record date. Column (e):  Year 2007 includes a restricted stock award of 5,000 shares valued at the January 3, 2007 grant date price of $25.98 that vested on January 3, 2010. Dividends are not included in the disclosed stock award values. Column (i): Includes $10,000 to partially offset tax liabilities associated with restricted stock grants, $12,887 in dividends on restricted stock and $14,700 in 401(k) savings plan matching contributions.

(3)
Mr. Thompson was Chief Financial Officer and Treasurer from August 1, 2006–August 10, 2008. From August 11, 2008 until January 21, 2009 he was Vice President–Strategic Planning and Implementation. On January 22, 2009 he became Treasurer, Chief Financial and Strategic Planning Officer. Column (d): Year 2008 a one-time bonus equal to the amount of dividends that participants who earned Restricted Stock Plan performance share awards in 2007 would have earned had the shares earned been issued by the February 18, 2008 dividend record date. Column (e):  Year 2007 includes a restricted stock award of 2,500 shares valued at the January 3, 2007 grant date price of $25.98 that vested on January 3, 2010. Dividends are not included in the disclosed stock award values. Column (h):  An increase representing market-based interest on his cash balance retirement fund account balance in the Schweitzer-Mauduit International, Inc. Retirement Plan. Column (i): Includes $5,000 to partially offset tax liabilities associated with restricted stock grants $14,805 in 401(k) savings plan matching contributions, $10,454 in Company contributions to the Deferred Compensation Plan that exceeded IRS limitations on qualified plan contributions, $3,626 in dividends on restricted stock, $1,000 reimbursement of tax preparations fees and $1,000 in company match on charitable donations.

(4)
Mr. Wetche was Chief Financial Officer and Treasurer from August 11, 2008 to January 22, 2009.  Column (c): Year 2008 includes unused regular vacation of $25,770.  As Mr. Wetche was employed at 12/31/2008, but subsequently left the Company’s employ, per Company policy he earned a 2009 vacation benefit as of that date. The 2008 amounts reflect amounts earned in 2008 for 2009 vacation. Column (e): Year 2008 includes a restricted stock award of 5,000 shares valued at the August 11, 2008 grant date price of $19.47 that will vest on August 10, 2012. Dividends are not included in the disclosed stock award value. Column (i):  Includes $11,315 in 401(k) savings plan matching contributions, $251,250 in severance and $13,000 in mortgage and housing fees.

(5)
Mr. Fievez first became a Named Executive Officer in 2008. His compensation is paid in euros and it has been converted at the 12/31/2009 exchange rate of 1.517 euros to the U.S. dollar for 2009 compensation and the 12/31/2008 exchange rate of 1.3912 euros to the U.S. dollar for 2008 compensation, with the exception of the AIP payment which has been converted at the 3/4/2009 exchange rate of 1.264 euros to the U.S. dollar. Column (c):  Year 2009 includes $9,343 in unused vacation. Column (d):  Year 2008 includes a one-time bonus equal to the amount of dividends that participants who earned Restricted Stock Plan Performance Share awards in 2007 would have earned had the shares earned been issued by the February 18, 2008 dividend record date. Dividends are not included in the disclosed stock award value. Column (i):  $109,649 in Company contributions to the Deferred Compensation Plan that vests on March 21, 2010, $5,445 in dividends on restricted stock, $113 for an annual physical, $9,025 for life insurance, $8,848 in unemployment insurance, and $5,115 in car allowance.

(6)
Mr. Herbst was President-Americas from August 1, 2006 until January 1, 2009 when he became Chief Operating Officer. Column (c):  Year 2009 and Year 2008 include $6,030 in unused vacation. Column (d):  Year 2008 includes a one-time bonus equal to the amount of dividends that participants who earned Restricted Stock Plan Performance Share awards in 2007 would have earned had the shares earned been issued by the February 18, 2008 dividend record date. Dividends are not included in the disclosed stock award values. Column (i):  Includes $4,000 to partially offset tax liabilities associated with restricted stock grants, $11,797 in 401(k) saving plan matching contributions, $21,222 in Company contributions to the Deferred Compensation Plan in 401(k) savings plan contributions that exceeded IRS limitations on qualified plan contributions, and $8,105 in dividends on restricted stock.

(7)
Mr. Martinez first became a Named Executive Officer in 2009.  Dividends are not included in the disclosed stock award value. Column (i):  Includes $16,221 in 401(k) savings plan matching contributions, $95,475 in relocation expenses and $2,000 in company match on charitable donations.

Exhibit 2

 GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Market Value of Stock Awards ($)(1)
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	(l)
Frédéric P. Villoutreix	2/12/2009	385,313	513,750	988,969	31,354	125,417	250,835	2,329,000
Peter J. Thompson	2/12/2009	113,063	150,750	278,888	8,118	32,472	64,943	603,000
Torben Wetche	-----------	0	0	0	0	0	0	0
Michel Fievez	2/12/2009	131,579	175,438	333,332	7,085	28,342	56,684	526,314
Otto R. Herbst	2/12/2009	173,250	231,000	450,450	13,005	52,019	104,039	966,000
Wilfred A. Martinez	2/12/2009	87,000	116,000	220,400	4,685	18,740	37,480	348,000

______________

(1)
Values for the Restricted Stock Plan Performance Share award for the 2009-2010 award cycle are estimates of the award value deemed most probable to be earned in the 2009-2010 award cycle calculated in accordance with FASB ASC Topic 718 based on a February 12, 2009 grant date and a grant date share price of $18.57. Other assumptions applicable to this calculation are noted in footnote 1 to the Summary Compensation table.